

05041769

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC NUMBER	FILE
8-65601	

ANNUAL AUDITED REPORT
FORM X-17A-5 (A) revised
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-15 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2004** (MM/DD/YY) AND ENDING **December 31, 2004** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **CreditTrade Securities Corporation**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

79 Hudson Street
(No. and Street)

Hoboken	New Jersey	NJ 07030
(City)	(State)	(Zip Code)

PROCESSED
MAY 02 2005
THOMSON FINANCIAL

Angus Hulme +44 207 098 1695
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – if individual, state last, first, middle name)

757 Third Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.


SEC MAIL
WASH, D.C.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

CreditTrade Securities Inc.

79 Hudson Street, Suite 400, Hoboken, NJ 07030 * 202-420-3890 * Fax 201-420-5425

SEC Headquarters
450 Fifth Street, NW
Washington, DC 20549
Office of Investor Education and Assistance
(202) 942-7040

NASD / Systems Support
9509 Key West Avenue, 4th Floor
Rockville, MD 20850
Attn: Eleanor Sabalbaro

Securities and Exchange Commission
Northeast Regional Office
233 Broadway
New York, NY 10279
(646) 428-1500

NASD Regulation Inc.
Attn: Alicia Wilkerson
581 Main Street
Woodbridge, NJ 07095
(732) 596-2032

April 13, 2005


SEC MAIL PROCESSING
RECEIVED
APR 25 2005
WASH, DC
185
SECTION

Re: CreditTrade Securities Corporation ("CreditTrade"), NASD BD #123635.

To whom it may concern,

In response to the NASD request for a copy of a complete Facing Page, enclosed please find copies of CreditTrade Securities Corporation's Facing Page of the 2004 Annual Audit Report. The original filing did not include the checklist portion of the Facing Page.

Please feel free to contact me at (201) 420-3262 any time if have any questions or require further information.

Sincerely,

Cathy O'Connor
General Securities Principal

AFFIRMATION

I, Bryant Rother confirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to CreditTrade Securities Corporation (the Company) for the years ended December 31, 2004 and 2003 are true and correct. I further affirm, that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Bryant P. Rother 3/1/05

Signature Date

President

Title

Notary Public

ANIA PEREZ
Notary Public - State of New York
No. 01PE6110226
Qualified in Bronx County
My Commission Expires May 24, 2008

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Financial Condition.
- ☒ (f) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (g) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (h) Computation of Net Capital.
- ☐ (i) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (j) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (k) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (l) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (m) An Oath or Affirmation.
- ☐ (n) A copy of the SIPC Supplemental Report.
- ☐ (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).